September 30, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Jay Williamson, Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:              Pet DRx Corporation
                Amendment  to Schedule 14C
                File No. 001-34085
                Filed August 13, 2010

Dear Mr. Williamson:

We are submitting this letter on behalf of Pet DRx Corporation in response to the comment set forth in your letter dated August 25, 2010 relating to the Amended Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010 by Pet DRx Corporation (the “Schedule 14C”).

For your convenience, we have included the Commission’s comment in bold typeface and appearing below it our response.

Interest of Pet DRx’s Officers and Directors in the Stock Purchase Agreement and Merger Agreement, page 28

1.             Please revise to disclose the cash payment received by each officer and director for their outstanding shares

Company Response:  The Schedule 14C has been revised to comply with the Staff’s comment.  Please see pages 30-32 of the revised Schedule 14C.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (310) 728-3313.

Sincerely,

/s/ Julie M. Kaufer
Julie M. Kaufer

cc:	Michael W. Everett, Esq.